UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of February 2011
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
SIPCOT Industrial Complex
Madurai Bypass Road
T.V. Puram P.O.
Tuticorin — 628002, Tamil Nadu, India
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark is the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

1

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Press release of Sterlite Industries (India) Limited dated February 4, 2011.

Sterlite Industries (India) Ltd
Other Events
On February 4, 2011, Sterlite Industries (India) Limited issued a press release announcing the completion of the acquisition of a 74% interest in Black Mountain Mining (Pty) Ltd in South Africa from Anglo Operations Limited, a member of the Anglo American plc Group, for a share value of $260 million. A copy of the press release dated February 4, 2011 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Exhibits

99.1	Press release of Sterlite Industries (India) Limited dated February 4, 2011.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: February 7, 2011
STERLITE INDUSTRIES (INDIA) LIMITED
	By:	/s/ C. Prabhakaran
	Name:	C. Prabhakaran
	Title:	Chief Financial Officer

Sterlite Industries (India) Ltd
EXHIBIT INDEX

99.1	Press release of Sterlite Industries (India) Limited dated February 4, 2011.